10f-3 Transactions Summary*

* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund

Balanced Fund
Reliant Resources, Inc.
   4/30/01
Cost:

   $1,125,000

%of Offering Purchase

   0.072%
Broker:

Goldman, Sachs & Co.
Underwriting Synicate Members: